SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2017

G. Willi-Food International Ltd.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company" or "Willi-Food"), a global company that specializes in the development, marketing and international distribution of kosher foods, reports second quarter 2017 results.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: August 30, 2017

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS
SECOND QUARTER 2017 RESULTS

YAVNE, Israel – August 30, 2017 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

Second Quarter Fiscal 2017 Highlights (income statement highlights compared to same period last year):

•	Gross profit decreased 32.2% year-over-year to NIS 14.6 million (US$ 4.2 million).
•	Operating loss of NIS 1.6 million (US$ 0.4 million), or -2.2% of sales, compered to operating profit of NIS 7.9 million in the comparable quarter of 2016.
•	Net profit was NIS 1.6 million (US$ 0.4 million), or 2.1% of sales, a decrease of 79.7% versus the second quarter of 2016.
•	Net cash from operating activities of NIS 7 million (US$ 2 million).
•	Cash and securities balance of NIS 199.7 million (US$ 57.1 million) as of June 30, 2017.
•	Earnings per share of NIS 0.12 (US$ 0.03).

Management Comment

Tim Cranko, CEO of Willi-Food, commented, "The Israeli retail market has been undergoing a period of consolidation, leading to more competitive purchasing on the part of retail chains and the resulting reduction in sales margins. In addition, during the first half of fiscal 2017, while our sales remained approximately the same, inventories increased by NIS 30 million (US$ 8.6 million) (+71). Our focus is now on reverting to optimal inventory levels and mix, and at the same time integrating new senior management who are tasked with growing our sales and improving the profitability of our product mix, together with tightening control over the corporate expenses. The task of stabilizing and optimizing the inventory levels and mix is expected to take another 2 quarters during which time we will be required to reduce slow moving and short expiry time items at the expense of sales margins."

Second Quarter Fiscal 2017 Summary

Sales for the second quarter of 2017 remained substantially unchanged year-over-year, with a decrease of sales of 0.2% to NIS 76.4 million (US$ 21.8 million) from NIS 76.6 million (US$ 21.9 million) recorded in the second quarter of 2016.

Gross profit for the second quarter of 2017 decreased by 32.2% to NIS 14.6 million (US$ 4.2 million) compared to NIS 21.5 million (US$ 6.1 million) recorded in the second quarter of 2016. Second quarter 2017 gross margin decreased by 32% to 19.1% compared to gross margin of 28.1% for the same period in 2016. The decrease in gross margin was primarily due to reductions in the prices of certain of our products as a result of continued expectations from our customers for reduced prices and from the impact of the massive inventory increase.

Willi-Food’s operating income for the second quarter of 2017 decreased by 120.9% to an operating loss of NIS 1.6 million (US$ 0.4 million) compared to operating income of NIS 7.9 million (US$ 2.2 million) in the second quarter of 2016. Selling expenses increased by 15.9% from the comparable quarter of 2016 primarily due to a sharp increase in promotional expenses that included an approximately NIS 1.5 million (US$ 0.4 million) expense that was part of the annual budget and related to a nationwide campaign aimed at broadening market awareness of Willi-Food's brands and products. Selling expenses as a percentage of sales were 14.4%, compared to 12.4% in the second quarter of 2016.

General and administrative expenses were NIS 5.4 million (US$ 1.3 million) in the second quarter of 2017, an increase of 32.6% compared to NIS 4.1 million (US$ 1.1 million) in second quarter of 2016, mainly due to an increase of the reserve for doubtful debts.

Willi-Food’s income before taxes for the second quarter of 2017 was NIS 1 million (US$ 0.3 million) compared to income before taxes of NIS 10.3 million (US$ 2.9 million) recorded in the second quarter of 2016.

Willi-Food's net profit in the second quarter of 2017 was NIS 1.6 million (US$ 0.4 million), or NIS 0.12 (US$ 0.03) per share, compared to NIS 7.7 million (US$ 2.2 million), or NIS 0.58 (US$ 0.16) per share, recorded in the second quarter of 2016.

Willi-Food ended the second quarter of 2017 with NIS 199 million (US$ 57 million) in cash and securities. Net cash from operating activities for 2017 second quarter was NIS 7 million (US$ 2 million). Willi-Food's shareholders' equity at the end of June 2017 was NIS 397.8 million (US$ 117.9 million).

First Half Fiscal 2017 Highlights (compared to same period last year)

•	Sales increased 0.3% to NIS 159.7 million (US$ 45.7 million).
•	Gross profit decreased 13.5% to NIS 36.6 million (US$ 10.4 million), or 22.9% of sales.
•	Operating income decreased 68.4% to NIS 5 million (US$ 1.4 million), or 3.1% of sales.
•	Net income decreased 53% to NIS 5.8 million (US$ 1.6 million), or 3.7% of sales.
•	Earning per share of NIS 0.44 (US$ 0.13).

Six-Month Results

Willi-Food’s sales for the six-month period ending June 30, 2017 decreased by 0.3% to NIS 159.7 million (US$ 45.7 million) compared to sales of NIS 159.2 million (US$ 45.5 million) in the first half of 2016.  Gross profit for the period decreased by 13.5% to NIS 36.6 million (US$ 10.4 million) compared to gross profit of NIS 42.3 million (US$ 12.1 million) for the first half of 2016. First half 2017 gross margin was 22.9% compared to a gross margin of 26.6% for the same period in 2016.

Operating income for the first half of 2017 decreased by 68.4% to NIS 5 million (US$ 1.4 million) from NIS 15.8 million (US$ 4.5 million) reported in the comparable period of last year primarily due to the decrease of gross profit and increase of selling expenses.  First half 2017 income before taxes decreased by 59% to NIS 6.8 million (US$ 1.9 million) compared to NIS 16.7 million (US$ 4.8 million) recorded in the first half of 2016. Net income for the first half of 2017 decreased by 53% to NIS 5.8 million (US$ 1.6 million), or NIS 0.44 (US$ 0.13) per share, from NIS 12.5 million (US$ 3.5 million), or NIS 0.94 (US$ 0.27) per share, recorded in the first half of 2016.

Note regarding Israeli Securities Authority Investigation

As previously announced, on February 17, 2016, a search was conducted in the offices of the Company, the Parent Company, BSD Crown Ltd., and B.G.I Investments Ltd. (collectively, the “Group”), by the Israeli Securities Authority (the “ISA”), during which various documents and computers were taken from the Group's offices. A number of executives in the Group were investigated by the ISA, and Mr. Gregory Gurtovoy, a former member of the Company's board of directors and the former indirect controlling shareholder, was detained for interrogation by the ISA for three days, after which, he was placed under house arrest for a period of two weeks, on the suspicion of the crimes of fraudulent acquisitions under aggravating circumstances, falsifying corporate documents, fraud, breach of fiduciary duty in a corporation, money laundering, as well as misleading reporting.

To Company management's knowledge, the investigation by the ISA with regards to the Company, relates to an investment of approximately US$ 2.25 million (the “Investment”) made during January 2016  in the form of bonds of a European company, which allegedly served as a collateral to a loan obtained by the former controlling shareholder or another individual, and which was unrelated to the Company's operations.

The Investment was carried out by B.H.W.F.I Ltd., a wholly owned subsidiary of the Company (“BHWFI”), pursuant to subscription forms to purchase 300 bonds with a nominal value of US$ 10,000 each (the “Subscription Forms”). The Bonds bear an annual interest rate of 6%, payable semi-annually on June 30 and December 31 of each year as of the issue date until the final maturity date of 31 December 2018. The issuer has the right to repay the Bonds with prior notice of 30 days without penalty.

On December 30, 2016, BHWFI and the issuer signed an agreement (the “Agreement”) for an early redemption of the bonds for a total of US$ 1.8 million to be paid by February 15, 2017.  As part of the Agreement, the issuer waived all its claims against BHWFI, including an alleged obligation to make an additional investment in bonds up to an aggregate amount of US$ 5 million (as stated above, an amount of US$ 2.25 million was invested in the past).

On March 21, 2017, a first payment in the amount of US$ 200 thousand was received and on July 6, 2017, a second payment in the amount of US$ 400 thousand was received.

 As of the financial results reporting date, due to uncertainty related to the collection of the remaining US$1.5 million debt, the company kept a non-cash provision in the amount of the unpaid debt.

Note regarding our controlling shareholder, B.S.D. Crown Ltd.

On May 5, 2017, following a court proceeding in the District Court of Tel-Aviv in which the court permitted the trustee to vote the B.S.D Trustee Shares independently at his discretion, a special meeting of the shareholders of B.S.D appointed three directors to the Board of Directors of B.S.D as nominated by Yoseph Williger and the termination of the term of office of all then current directors of B.S.D other than the external director who remained in office. After such appointments, Yoseph Williger gained effective control of the Board of Directors of B.S.D. The trustee did not vote the B.S.D Trustee Shares at such meeting. There is currently an ongoing court proceeding to determine whether the trustee has a permanent right to vote the B.S.D Trustee Shares at his discretion.

On June 11, 2017, following a court proceeding in the District Court of Tel-Aviv in which the court ordered that a shareholders meeting be held in the parent company prior to the convening of a shareholders meeting of the Company, a special meeting of the parent company shareholders approved the appointment of the following B.S.D nominated directors: Mr. Zwi Williger, Mr. Yoseph Williger, Mr. Kobi Navon and Mr. Benzi Sao; and the termination of the term of office of all then current directors of the parent company (Mr. Gregory Gurtovoy, Mr. Ilan Admon, Ms. Shalhevet Hasdiel, Mr. Eli Arad and Arik Safran) other than the external directors of the parent company (Mrs. Ronit Zalman Malach and Mr. Ziv Ironi) who remained in office.

On June 20, 2017, an Annual and Special Meeting of Shareholders of the Company approved the appointment of the following directors: Mr. Yoseph Williger, Mr. Zwi Williger, Mr. Gil Hochboim and Mr. David Donin. and the termination of the term of office of all then current directors of the company (Mr. Gregory Gurtovoy, Mr. Ilan Admon, Mr. Ilan Cohen, and Mr. Emil Bodilovski) other than the external directors of the parent company (Mrs. Sigal Grinboim and Mr. Menashe Arnon) who remained in office.

On june 20, 2017 the board of directors aprproved the appointment of Mr. Victor Bar as a director.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2017, U.S. $1.00 equals NIS 3.496. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company’s consolidated financial results for the six-month period ended June 30, 2017 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.:

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on April 27, 2017. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,		December 31	June 30,		December 31
	2 0 1 7	2 0 1 6	2016	2 0 1 7	2 0 1 6	2016
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	89,188	164,809	129,577	25,511	47,142	37,064
Financial assets carried at fair value through profit or loss	110,545	82,604	104,921	31,620	23,628	30,012
Trade receivables	92,917	90,353	80,227	26,578	25,845	22,948
Other receivables and prepaid expenses	5,112	5,808	4,795	1,462	1,661	1,372
Inventories	70,927	33,060	41,877	20,288	9,457	11,979
Current tax assets	6,165	1,468	5,443	1,763	420	1,557
Total current assets	374,854	378,102	366,840	107,222	108,153	104,932

Non-current assets
Property, plant and equipment	79,886	77,591	77,204	22,851	22,194	22,084
Less -Accumulated depreciation	37,842	33,677	34,963	10,824	9,633	10,001
	42,044	43,914	42,241	12,027	12,561	12,083

Non current financial assets	-	8,299	-	-	2,374	-
Other receivables and prepaid expenses	-	-	-	-	-	-
Goodwill	36	36	36	10	10	10
Deferred taxes	3,128	3,334	2,354	895	954	673
Total non-current assets	45,208	55,583	44,631	12,932	15,899	12,766
	420,062	433,685	411,471	120,154	124,052	117,698

EQUITY AND LIABILITIES

Current liabilities
Trade payables	16,223	15,068	14,832	4,640	4,310	4,243
Employees Benefits	2,428	2,090	2,253	695	598	644
Other payables and accrued expenses	3,666	3,732	2,533	1,047	1,067	724
Total current liabilities	22,317	20,890	19,618	6,382	5,975	5,611

Non-current liabilities
retirement benefit obligation	875	590	849	250	169	243
Total non-current liabilities	875	590	849	250	169	243

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding - 13,240,913 shares at March 31, 2017; and December 31, 2016)	1,424	1,425	1,424	407	408	407
Additional paid in capital	128,354	128,354	128,354	36,715	36,715	36,715
Capital fund	247	247	247	71	71	71
Remeasurement of the net liability in respect of defined benefit	(508)	(197)	(508)	(145)	(56)	(145)
Retained earnings	267,353	282,376	261,487	76,474	80,770	74,796
Equity attributable to owners of the Company	396,870	412,205	391,004	113,522	117,908	111,844
	420,062	433,685	411,471	120,154	124,052	117,698

(*) Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 1 7	2 0 1 6	2017	2016	2 0 1 7	2 0 1 6
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	159,730	159,228	76,440	76,623	45,689	45,546
Cost of sales	123,104	116,908	61,838	55,086	35,213	33,441

Gross profit	36,626	42,320	14,602	21,537	10,476	12,105

Operating costs and expenses:

Selling expenses	23,036	18,542	11,183	9,528	6,589	5,304
General and administrative expenses	8,876	7,921	5,327	4,122	2,539	2,266
Other income	301	11))	262	-	86	(2)

Total operating expenses	31,611	26,474	16,249	13,650	9,042	7,572
Operating income (loss)	5,015	15,846	(1,647)	7,887	1,434	4,533

Financial income	5,501	1,019	3,354	1,582	1,573	291
Financial expense	3,688	172	670	(910)	1,055	49

Total financial income	1,813	847	2,684	2,492	518	242

Income before taxes on income	6,828	16,693	1,037	10,379	1,952	4,775
Taxes on income	(962)	(4,200)	535	(2,617)	(275)	(1,201)

Profit (loss) for the period	5,866	12,493	1,572	7,762	1,677	3,574

Earnings per share:
Basic earnings per share	0.44	0.94	0.12	0.55	0.13	0.27

Diluted earnings per share	0.44	0.94	0.12	0.55	0.13	0.27

Shares used in computation of basic EPS	13,240,913	13,240,913	13,240,913	13,940,913	13,240,913	13,240,913

(*) Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 1 7	2 0 1 6	2017	2016	2 0 1 7	2 0 1 6
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	5,866	12,493	1,572	7,762	1,677	3,574
Adjustments to reconcile net profit to net cash used in continuing operating activities (Appendix)	(42,136)	1,248	5,472	5,818	(12,052)	357

Net cash used in (used to) continuing operating activities	(36,270)	13,741	7,044	13,580	(10,375)	3,930

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(1,593)	(1,681)	(1,282)	(803)	(456)	(481)
Proceeds from sale of property plant and Equipment	301	68	262	-	86	19
Proceeds from purchase of marketable securities, net	(3,597)	61,492	(1,426)	51,481	(1,029)	17,589
Short term deposit	-	20,288	-	-	-	5,803
Proceeds (acquisition) of non current financial assets	770	(8,504)	-	-	220	(2,432)

Net cash from continuing investing activities	(4,119)	71,663	(2,446)	50,678	)1,179)	20,527

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank debt	-	(16)	-	-	-	(5)

Net cash used in continuing financing activities	-	(16)	-	-	-	(5)

Increase (decrease) in cash and cash equivalents	(40,389)	85,388	4,598	64,258	(11,554)	24,424

Cash and cash equivalents at the beginning of the financial period	129,577	79,421	84,590	100,551	37,065	22,718

Cash and cash equivalents of the end of the financial year	89,188	164,809	89,188	164,809	25,511	47,142

(*) Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A. Adjustments to reconcile net profit to net cash from operating activities:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 1 7	2 0 1 6	2017	2016	2 0 1 7	2 0 1 6
	NIS				US dollars (*)
	(in thousands)

Decrease in deferred income taxes	(774)	279	(1,298)	97	(221)	80
Unrealized loss (gain) on marketable securities	(2,028)	911	(766)	1	(580)	261
Unrealized loss (gain) from non current financial assets	-	205	-	205	-	59
Depreciation and amortization	1,790	1,854	861	953	512	530
Capital loss (gain) on disposal of property plant and equipment	(301)	11	(262)	-	(86)	3

Changes in assets and liabilities:
increase in trade receivables and other receivables	(14,499)	(5,814)	4,598	(2,890)	(4,147)	(1,663)
increase in inventories	(29,051)	1,457	5,621	4,924	(8,310)	417
Increase (decrease) in trade and other payables, and other current liabilities	2,727	2,345	(3,282)	2,528	780	670

	(42,136)	1,248	5,472	5,818	(12,052)	357

B. Significant non-cash transactions:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 1 7	2 0 1 6	2017	2016	2 0 1 7	2 0 1 6
	NIS				US dollars (*)
(in thousands)

Purchase of property, plant and equipment	-	-	-	-	-	-

Supplemental cash flow information:
Income tax paid	3,719	4,734	1,069	2,361	1,063	1,354

        (*) Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
 (+972) 8-932-1000
itsik.b@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.